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                                                                      EXHIBIT 18


February 18, 2005

Audit Committee of the Board of Directors
CMS Energy Corporation and Consumers Energy Company

Dear Sirs:

Note 7 to the consolidated financial statements of CMS Energy Corporation (CMS Energy) and Note 5 to the consolidated financial statements of Consumers Energy Company (a wholly-owned subsidiary of CMS Energy) (Consumers) included in CMS Energy's and Consumer's annual reports on Form 10-K for the year ended December 31, 2004 describes a change in the measurement date for its pension and other postretirement plans from December 31 to November 30. Management believes that the newly adopted accounting principle is preferable in the circumstances for various business reasons. In accordance with Management's request, we have reviewed and discussed with officials of CMS Energy and Consumers the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, based on our review and discussion and with reliance on management's business judgment, we concur that the newly adopted method of accounting is preferable in your circumstances.

                                              Very truly yours,

                                          /s/ ERNST & YOUNG LLP